David Higgs MD, MPH

CURRENT EMPLOYMENT

· **Kaiser Permamente, South Sacramento,** Sacramento, California, 2012-present
Board Certified Emergency Medicine Physician

RESIDENCY

· **University of Chicago Hospital**, Chicago, Illinois, 2009-2012
Department of Emergency Medicine
* Flight Physician, University of Chicago Aeromedical Network
* Flight Physician for international transport; AXA Global Health Insurance
* UC Emergency Medicine Residency Alumni coordinator/liaison

DEGREES

· **Doctor of Medicine**
University of Michigan Medical School, Ann Arbor, Michigan 2009
President, Student Alliance for Global REACH (Research, Education and Collaboration in Health).

· **Master of Public Health**
University of Michigan School of Public Health, Ann Arbor, Michigan 2009
Department of Environmental Sciences; Emphasis on Nutrition

· **Bachelor of Arts**
University of California at Berkeley, Berkeley, California 1997
Major in Biological Psychology

OTHER EDUCATION

· **Post-Baccalaureate Education**
California State University at Fullerton, Fullerton, California, 2002-2004

· **EMT-Paramedic Certification**
Southwestern College, Chula Vista, California, 2001

· **EMT-Basic Certification and Fire Science Core Curriculum**
Miramar College, San Diego, California, 1998-1999

WORK EXPERIENCE

- **Spanish Interpreter,** University of Michigan Hospital, Ann Arbor, Michigan, 2004-2006
- **EMT/Paramedic,** American Medical Response, San Diego, California, 1999-2002
- **Firefighter/Paramedic**, Pine Valley Fire Department, Pine Valley, California, 1999-2002
- **Branch Manager**, Cutco Corporation, San Diego, California, 1994-1996

* Recruited, trained, motivated and supervised a sales force of 35 people that set a significant new county branch sales record

MEDICAL VOLUNTEER EXPERIENCE

- **Triage Technician,** Queen of the Valley Hospital ED, Covina, California, 2002-2004
  * Worked 12 hours per week with triage nurses throughout my 18-month post-baccalaureate program, conducting primary assessments and assisting in primary triage.
  * Served as a Spanish interpreter in this underserved, primarily Spanish-speaking community.

RESEARCH EXPERIENCE

- **University of Chicago EM Residency**
  * Emergency Physician attrition rates and how they compare to other fields
- **City of Ypsilanti, Michigan,** 2007-2008
  * Data collection to determine whether grant money that established a Farmers' Market in this underserved community improved the eating habits of its residents. Data presented to the City Council resulted in a renewal of the grant.
- **Instituto de Nutrición y Tecnología de los Alimentos,** 2005
  * Correlating diet and iron status in a population of underserved iron-deficient children in Santiago, Chile.
- **Georgetown University Institute of Cognitive and Computational Sciences,** 1997-1998
  *Neural plasticity in a deaf population in Washington, DC.

CERTIFICATIONS

- **American Board of Emergency Medicine**
- **Advanced Trauma Life Support**
- **Advanced Cardiovascular Life Support**
- **Pediatric Advanced Life Support**
- **Neonatal Resuscitation Program**

LANGUAGE FLUENCY

- **Spanish:** My mother is from Colombia and my father was a Spanish professor; Spanish was my first language. I speak, read and write fluently.

INTERESTS

- **Travel:** I am very interested in experiencing different cultures and believe strongly that travel makes one wiser; I have visited much of six continents and virtually the entire USA. I foresee international experience being an important contributor throughout my adult life.
- **Nature:** I enjoy any natural wonder and all wildlife.
- **Emergency Medicine:** Perfectly challenging and invigorating.